Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Virginia Premium Income Municipal Fund

811-07490


The annual meeting of shareholders was held in the offices of Nuveen Investments on November 15, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to December 16, 2012.

A description of the policy changes can be found in the proxy statement. Proxy materials for the annual meeting are herein incorporated by reference to the SEC filing on October 14, 2011, under Conformed Submission Type DEF 14A, accession number 0000950123-11-090097.